UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

Public Utility Holding Company Act of 1935
File No. 70-10092

In the Matter of
AMERICAN ELECTRIC POWER SERVICE CORPORATION
Columbus, Ohio

THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER SERVICE CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2002, provides the following information for each computer software license, lease or sale for the period January 1 through June 30:

a) details of the product sold or licensed;
b) the name of the licensee or buyer, and;
c) the amount of revenue received by American Electric Power Service Corporation.

There was no computer software licensed, leased or sold during the period January 1, 2004 through June 30, 2004.

This Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding regarding the sale or licensing of computer software occurring during the period of January 1 to June 30, 2004.

AMERICAN ELECTRIC POWER SERVICE CORPORATION

Dated: August 27, 2004

By: /s/ Joseph M. Buoniauto

Joseph M. Buonaiuto
Senior Vice President, Controller and Chief Accounting Officer
AEP Service Corporation